# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Byrna Technologies Inc., CIK 0001354866
CUSIP: 12448X201
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 100 BURTT ROAD, 100 BURTT ROAD, ANDOVER, Massachusetts (MA), 01810
Date of event which requires filing of this statement: 10/31/2025
Amends the filing with accession number 0001437749-23-034588
Filed by CIK 0001318455
Persons authorized to receive notices and communications: Bryan Scott Ganz, c/o Byrna Technologies Inc., 100 Burtt Road, Suite 115, Andover, Massachusetts (MA), 01810, (978) 868-5011

## Reporting persons
- Ganz Bryan (CIK 0001318455): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 927,840; shared voting power 831,845; sole dispositive power 927,840; shared dispositive power 831,845; aggregate amount beneficially owned 1,759,685 (7.6% of the class)
  Comment: Consists of (i) 620,098 shares of common stock, par value $0.001, of Byrna Technologies Inc. ("Common Stock") held by Mr. Ganz, (ii) up to 516,667 shares of Common Stock issuable upon exercise of stock options held by Mr. Ganz that are exercisable within 60 days of the date hereof, (iii) 288,059 shares of Common Stock held by Northeast Industrial Partners LLC "NEIP"), over which Mr. Ganz has shared voting and dispositive power, (iv) 70,753 shares of Common Stock held by the Judith L. Ganz Trust VA 04-23-2015, of which Mr. Ganz serves as a trustee (the "2015 Trust"), (v) 3,800 shares of Common Stock held by Li Zhang, Mr. Ganz's wife, and (vi) 469,233 shares of Common Stock held by BSG Family Investment LLC ("BSG"), the sole member of which is the BG 2025 Irrevocable Exempt Trust U/A dated 10/9/2025 (the "2025 Trust"), of which Mr. Ganz has the power to replace the trustee. Mr. Ganz serves as the manager of BSG. Mr. Ganz disclaims beneficial ownership with respect to the shares held by NEIP, the 2015 Trust, the 2025 Trust and Ms. Zhang, in each case except to the extent of his pecuniary interest therein.
- Judith L. Ganz Trust VA 04-23-2015: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,753; sole dispositive power 0; shared dispositive power 70,753; aggregate amount beneficially owned 70,753 (0.3% of the class)
  Comment: Consists of 70,753 shares of Common Stock held by the Judith L. Ganz Trust VA 04-23-2015, of which Mr. Ganz serves as a trustee.
- Northeast Industrial Partners LLC: type of reporting person: partnership (PN); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 288,059; sole dispositive power 0; shared dispositive power 288,059; aggregate amount beneficially owned 288,059 (1.3% of the class)
  Comment: Consists of 478,059 shares of Common Stock held by Northeast Industrial Partners LLC.
- Li Zhang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 3,800; sole dispositive power 0; shared dispositive power 3,800; aggregate amount beneficially owned 3,800 (0% of the class)
  Comment: Consists of 3,800 shares of Common Stock held by Ms. Zhang.
- BSG Family Investment LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 469,233; sole dispositive power 0; shared dispositive power 469,233; aggregate amount beneficially owned 469,233 (2.1% of the class)
  Comment: Consists of 469,233 shares of Common Stock held by BSG Family Investment LLC.
- BG 2025 Irrevocable Exempt Trust U/A dated 10/9/2025: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 469,233; sole dispositive power 0; shared dispositive power 469,233; aggregate amount beneficially owned 469,233 (2.1% of the class)
  Comment: Consists of 469,233 shares of Common Stock held by BSG Family Investment LLC, of which the trust is the sole member.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Byrna Technologies Inc.
Address of issuer's principal executive offices: 100 BURTT ROAD, 100 BURTT ROAD, ANDOVER, Massachusetts (MA), 01810
Comment:
SCHEDULE 13D - EXPLANATORY NOTE

This Amendment No. 1 to the statement on Schedule 13D ("Amendment No. 1") amends the Schedule 13D originally filed by the Reporting Persons (as defined herein) on December 15, 2023 (as amended, the "Schedule 13D") and relates to the shares of common stock, par value $0.001 ("Common Stock") of Byrna Technologies Inc. (the "Company" or the "Issuer") beneficially owned by the Reporting Persons.

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by (1) Bryan Scott Ganz, an individual ("Mr. Ganz"), (2) the Judith L. Ganz Trust VA 04-23-2015 (the "2015 Trust"); (3) Northeast Industrial Partners LLC, a Massachusetts limited liability company ("NEIP"); (4) Li Zhang, an individual ("Ms. Zhang"); (5) BSG Family Investment LLC, a Delaware limited liability company ("BSG"); and (6) the BG 2025 Irrevocable Exempt Trust U/A dated 10/9/2025, which is the sole member of BSG (the "2025 Trust") (Mr. Ganz, the 2015 Trust, NEIP, Ms. Zhang, BSG and the 2025 Trust, collectively, the "Reporting Persons"). Mr. Ganz is a trustee of the 2015 Trust, and has the power to replace the trustee of the 2025 Trust. Mr. Ganz serves as the manager of BSG.
Residence or business address: The address for each of the Reporting Persons is c/o Byrna Technologies Inc., 100 Burtt Road, Suite 115, Andover, MA 01810.
Present principal occupation or employment: Mr. Ganz's principal occupation is serving as Chief Executive Officer of the Issuer, and as founder and majority shareholder of NEIP. Ms. Zhang's principal occupation is Chief Executive Officer of Northeast Remediation. The principal occupation of NEIP is as a holding company that owns and operates privately held businesses. The principal occupation of the 2015 Trust, the 2025 Trust and BSG is asset management.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Ganz and Ms. Zhang are each a citizen of the United States of America. NEIP is a Massachusetts limited liability company. BSG is a Delaware limited liability company. The 2015 Trust was created under the laws of Massachusetts. The 2025 Trust was created under the laws of Connecticut.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows (which shall be in addition to the information previously included in the Schedule 13D):

In aggregate, the Reporting Persons are deemed to have voting and dispositive power over 1,759,685 shares of Common Stock of the Company. On October 31, 2025, Mr. Ganz gifted 469,233 shares of Common Stock to BSG for no consideration, and immediately thereafter transferred all membership interests in BSG to the 2025 Trust for no consideration.

No part of the purchase price of the securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows (which shall be in addition to the information previously included in the Schedule 13D):

On October 31, 2025, Mr. Ganz gifted 469,233 shares of Common Stock to BSG for no consideration, and immediately thereafter transferred all membership interests in BSG to the 2025 Trust for no consideration. The transfers were made for estate planning purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each Reporting Person is record owner of the securities set forth on their respective cover sheet. The percentage of outstanding Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of each Reporting Person's cover sheet. Such percentage was calculated based on 22,725,515 shares of Common Stock outstanding as of October 9, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed on that date. Notwithstanding the foregoing, Mr. Ganz hereby disclaims beneficial ownership with respect to the securities held by NEIP, the 2015 Trust, the 2025 Trust and Ms. Zhang except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: For the number of shares of Common Stock with respect to which each Reporting Person has sole power to vote or direct the vote, see line 7 of each cover sheet. For the number of shares of Common Stock with respect to which each Reporting Person has shared power to vote or direct the vote, see line 8 of each cover sheet. For the number of shares of Common Stock over which each Reporting Person has sole power to dispose or to direct the disposition, see line 9 of each cover sheet. For the number of shares of Common Stock over which each Reporting Person has shared power to dispose or to direct the disposition, see line 10 of each cover sheet.
Transactions in the class effected during the past sixty days: On October 10, 2025, NEIP sold 40,000 shares of Common Stock at a weighted average price of $29.90 per share in open market sales pursuant to a Rule 10b5-1 trading plan, with sale prices ranging from $29.40 to $30.40 per share. Except as set forth in Item 4 and this Item 5, the Reporting Persons have not effected any transactions in the Common Stock within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See the disclosure in Item 4 and Item 5 above and in the Schedule 13D, including all amendments thereto, which is incorporated into this Item 6, and see the joint filing agreement of the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Joint Filing Agreement - https://www.sec.gov/Archives/edgar/data/1318455/000143774923034588/ex_594732.htm

## Signatures
- Ganz Bryan: /s/ Bryan Scott Ganz, Bryan Scott Ganz (11/04/2025)
- Judith L. Ganz Trust VA 04-23-2015: /s/ Bryan Scott Ganz, Trustee (11/04/2025)
- Northeast Industrial Partners LLC: /s/ Bryan Scott Ganz, Manager (11/04/2025)
- Li Zhang: /s/ Li Zhang, Li Zhang (11/04/2025)
- BSG Family Investment LLC: /s/ Bryan Scott Ganz, Manager (11/04/2025)
- BG 2025 Irrevocable Exempt Trust U/A dated 10/9/2025: /s/ Stephen Fessler, Trustee (11/04/2025)